EXHIBIT 16.1

December 20, 2002


Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Ladies and Gentlemen:

We were previously principal accountants for American Cable TV Investors 5, LTD (the "Company") and, under the date of March 25, 2002, we reported on the financial statements of the Company, as of and for the years ended December 31, 2001 and 2000. On December 19, 2002, our appointment as principal accountants was terminated. We have read the Company's statements included under Item 4 of its Form 8-K dated December 20, 2002, and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statement that the Company did not consult with Deloitte & Touche LLP regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

Very truly yours,

/s/ KPMG LLP